APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DEBELLATION BREWING CO
Balance Sheet - unaudited
For the periods [2019 & 2020]

	Current Period [2020]	Prior Period [2019]
ASSETS		
Current Assets:		
Cash	$ 15,000.00	$ 35,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	15,000.00	35,000.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment		-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	4,000.00	-
Other Assets	-	-
Total Other Assets	4,000.00	-
TOTAL ASSETS	**$ 19,000.00**	**$ 35,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	68,340.00	86,564.00
Total Current Liabilities	68,340.00	86,564.00
Long-Term Liabilities:		
Notes Payable		-

Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		(49,340.00)		(51,564.00)
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		(49,340.00)		(51,564.00)
TOTAL LIABILITIES & EQUITY	$	19,000.00	$	35,000.00
Balance Sheet Check		-		-

DEBELLATION BREWING CO
Income Statement - unaudited
For the periods [2019-2020]

	Current Period [1/1/2020] to [08/25/2020]	Prior Period [1/1/2019] to [12/31/2019]
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Equipment Lease	18,224.00	13,668.00
Business Licenses and Permits	200.00	200.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	200.00	200.00
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	160.00	240.00
TOTAL OPERATING EXPENSES	18,784.00	14,308.00
OPERATING PROFIT (LOSS)	(18,784.00)	(14,308.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-

Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ (18,784.00)**	**$ (14,308.00)**

I, David G Goodell, certify that:

1. The financial statements of DEBELLATION BREWING CO. included in this Form are true and complete in all material respects; and
2. The tax return information of DEBELLATION BREWING CO. has not been included in this Form as DEBELLATION BREWING CO. was formed on 04/28/2019 and has not filed a tax return to date.

Signature   *David G Goodell*

Name: David G Goodell

Title: CEO